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                                      SCHONFELD & WEINSTEIN, L.L.P.
SAMUEL P. SCHONFELD (1927-1964)              ATTORNEYS AT LAW                 TELEPHONE
JOEL SCHONFELD                                80 Wall Street               (212) 344-1600
ANDREA I. WEINSTEIN*                            Suite 815                        FAX
MARK A. MACRON*                         New York, New York 10005            (212) 480-0717
*ALSO ADMITTED IN NEW JERSEY          WWW.SCHONFELD-WEINSTEIN.COM               E-MAIL
                                                                     joel@schonfeld-weinstein.com
                                                                     andrea@schonfeld-weinstein.com
                                                                     keywan@schonfeld-weinstein.com
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July 26, 2005

United States Securities & Exchange Commission
Washington, D.C. 20549

ATTN: Pamela A. Long, Assistant Director

Re:   SmartMetric, Inc.
      Pre-effective Amendment No. 5 to Registration Statement on Form SB-2 Quarterly Report on Form 10-QSB for the quarter ending March 31, 2005 Filed June 27, 2005 File No. 333-118801

Dear Ms. Long:

      We are in receipt of your letter dated July 14, 2005 and would like to respond as follows:

SB-2
Prospectus' Outside Front Cover Page

      1. A cross reference to the risk factors section is included. We have added the page number where it appears in the prospectus and have highlighted it in bold type.

Risk Factors, page 7

      2. We have eliminated the statement, "these shares may have to be integrated...without registration."

      3. We have expanded the disclosure in the seventeenth risk factor to indicate that SmartMetric would be liable in an amount up to $241,256 for the 160,836 shares of common stock sold if the investors exercise their rescission rights and are successful.

      4.    We  have  added  a  risk  factor   about  the  risk  in  relying  on
            SmartMetric's financial statements since they have been prepared assuming that SmartMetric will continue us a gong concern.

Selling Shareholders, Page 28

      5. The line entry, "Colleen R. King Pty Ltd." now includes the relevant share information.

Recent Sales of Unregistered Securities

      6. A portion of our supplemental disclosure in the correspondence to the Commission dated June 24, 2005 was made in error. According to SmartMetric, Mr. Vago executed a subscription agreement on December 21, 2004. We apologize for the confusion.

Consolidated Balance Sheet at March 31, 2005

      7. We have revised our consolidated balance sheet at March 31, 2005 to reclassify the applicable shares. We have also revised our consolidated statement of changes in stockholders' equity and our Form 10-QSB for the fiscal quarter ended March 31, 2005 to reflect this classification.

Exhibit 5.1

      8. The second paragraph of the opinion of counsel has been revised to cover all 8,721,094 shares of common stock being offered by selling shareholders.

      9.    The fifth  paragraph  of the opinion of counsel has been  revised to
            cover  all   11,721,094   shares   being   offered  by  the  selling
            shareholders.

Signatures

      10. The signature page has been revised to indicate that Mr. Hendrick is signing as President, Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer.

March 31, 2005 10-QSB

Exhibits 31.1, Section 302 Certificates

      11.   We have revised the 10-QSB certificates as per your instructions.

      If you have any further questions, please contact the undersigned.


Very truly yours,


/s/ Andrea I. Weinstein
-----------------------
Andrea I. Weinstein